EXHIBIT 99.1

FARMMI, INC.

ROOM 1803, 18F, DIKAI GINZA, 29 JIEFANG EAST ROAD, JIANGGAN DISTRICT

HANGZHOU CITY, ZHEJIANG PROVINCE 310016

PEOPLE’S REPUBLIC OF CHINA

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

YOUR VOTE IS VERY IMPORTANT

PLEASE VOTE YOUR SHARES PROMPTLY

NOTICE IS HEREBY GIVEN, that you are cordially invited to attend an annual meeting (the “Annual General Meeting”) of shareholders of FARMMI, INC. (the “Company,” “Farmmi”, “we,” “us” or “our”), to be held on February 25, 2025 commencing at 10:00 A.M., Beijing Time (9:00 P.M. Eastern Time on February 24, 2025), at Room 320, Building No. 1,888 Tianning Street, Liandu District Lishui City, Zhejiang Province 323000,, People’s Republic of China, which will be held for the purpose of considering, and if thought fit, approving the following resolutions:

(1) AN ORDINARY RESOLUTION THAT Yefang Zhang, Chenyang Wang, Hongdao Qian, Hui Ruan and Qinyi Fu be re-elected as directors of the Company, each to serve a term expiring at the next annual general meeting of the Company or until their successors are duly elected and qualified.

(2) AN ORDINARY RESOLUTION THAT the appointment of YCM CPA Inc. to serve as the Company’s independent registered accounting firm for the fiscal year ending September 30, 2025 be ratified and approved.

(3) AN ORDINARY RESOLUTION THAT with immediate effect upon passing, every twelve (12) issued and unissued shares of the Company of par or nominal value of US$0.20 each be consolidated into one share of a par or nominal value of US$2.40 each (the “Share Consolidation”) so that following the Share Consolidation the authorised share capital of the Company will be amended from US$100,000,000 divided into 500,000,000 Ordinary Shares of a par or nominal value of US$0.20 each to US$100,000,000 divided into 41,666,667 Ordinary Shares of a nominal or par value of US$2.40 each.

(4) AN ORDINARY RESOLUTION THAT, immediately following the Share Consolidation, the authorised share capital of the Company be increased from (i) US$100,000,000 divided into 41,666,667 ordinary shares of US$2.40 nominal or par value each, to (ii) US$12,000,000,000 divided into 5,000,000,000 ordinary shares of US$2.40 nominal or par value each, by the creation of an additional 4,958,333,333 ordinary shares of US$2.40 nominal or par value each (the “Share Capital Increase”).

(5) Such other business as may properly come before the meeting or any adjournment thereof.

The approval of the first proposal requires a plurality of the votes cast at the Annual General Meeting -- the nominee receiving the highest number of “For” votes will be elected as a director, provided we have quorum for the meeting. The approval of the second proposal, the third proposal, the fourth proposal and the fifth proposal requires that a majority of the votes cast at the Annual General Meeting be voted “For” the proposal, provided we have quorum for the meeting.

These items of business are described in the attached proxy statement, which we encourage you to read in its entirety before voting. Only holders of record of the Company’s ordinary shares at the close of business on February 7, 2025 are entitled to notice of the Annual General Meeting and to vote and have their votes counted at the Annual General Meeting and any adjournments or postponements of the Annual General Meeting.

Abstentions will count for purposes of determining quorum but will have no effect on the outcome of the vote because abstentions do not count as votes cast.

A copy of the Company’s 2024 Annual Report on Form 20-F is enclosed. This notice and the proxy statement are first being mailed to shareholders on or about February 12, 2025.

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YOUR VOTE IS IMPORTANT

WHETHER OR NOT YOU EXPECT TO ATTEND THE ANNUAL GENERAL MEETING IN PERSON, WE ENCOURAGE YOU TO SUBMIT YOUR PROXY AS PROMPTLY AS POSSIBLE (1) BY FAX, (2) THROUGH THE INTERNET OR (3) BY MARKING, SIGNING AND DATING THE ENCLOSED PROXY CARD AND RETURNING IT IN THE POSTAGE-PAID ENVELOPE PROVIDED. You may revoke your proxy or change your vote at any time before the Annual General Meeting. If your shares are held in the name of a bank, broker or other nominee, please follow the instructions on the voting instruction card furnished to you by such bank, broker or other nominee, which is considered the shareholder of record, in order to vote. As a beneficial owner, you have the right to direct your broker or other agent on how to vote the shares in your account. Your broker or other agent cannot vote on these proposals.

If you fail to return your proxy card, grant your proxy electronically over the Internet or vote by ballot in person at the Annual General Meeting, your shares will not be counted for purposes of determining whether a quorum is present at the Annual General Meeting. If you are a shareholder of record, voting in person by ballot at the Annual General Meeting will revoke any proxy that you previously submitted. If you hold your shares through a bank, broker or other nominee, you must obtain from the record holder a valid “legal” proxy issued in your name in order to vote in person at the Annual General Meeting.

Thank you for your participation. We look forward to your continued support.

By Order of the Board of Directors,

Farmmi, Inc.

Date: February 12, 2025	By:	/s/ Yefang Zhang
	Name:	Yefang Zhang
	Title:	Chairwoman of the Board

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ABOUT THE ANNUAL MEETING OF SHAREHOLDERS FOR THE FISCAL YEAR ENDED

SEPTEMBER 30, 2024

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QUESTIONS AND ANSWERS ABOUT THE ANNUAL GENERAL MEETING AND THE PROPOSALS

The following are answers to some questions that you, as a shareholder of Farmmi, Inc. (“Farmmi” or the “Company”), may have regarding the Proposals and related matters being considered at Farmmi’s annual general meeting for the fiscal year ended September 30, 2024, which is referred to herein as the “Annual General Meeting”.

Q:	Why am I receiving this proxy statement?

A:

The board of directors of Farmmi (the “Board”) is soliciting your proxy to vote at the Annual General Meeting because you owned Farmmi ordinary shares at the close of business on February 7, 2025, the “Record Date” for the Annual General Meeting, and are therefore entitled to vote at the Annual General Meeting. This proxy statement, along with a proxy card or a voting instruction card, is being mailed to shareholders on or about February 12, 2025. Farmmi has made these materials available to you on the Internet, and Farmmi has delivered printed proxy materials to you or sent them to you by email. This proxy statement summarizes the information that you need to know in order to cast your vote at the Annual General Meeting. You do not need to attend the Annual General Meeting in person to vote your Farmmi ordinary shares.

Q:	When and where will the Annual General Meeting be held?

A:

The Annual General Meeting will be held on February 25, 2025 at 10:00 A.M., Beijing Time (9:00 P.M. Eastern Time on February 24, 2025), at Room 320, Building No. 1,888 Tianning Street, Liandu District Lishui City, Zhejiang Province 323000, People’s Republic of China.

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Q:	On what matters will I be voting?

A:

(1) AN ORDINARY RESOLUTION THAT Yefang Zhang, Chenyang Wang, Hongdao Qian, Hui Ruan and Qinyi Fu be re-elected as directors of the Company, each to serve a term expiring at the next annual general meeting of the Company or until their successors are duly elected and qualified.

(2) AN ORDINARY RESOLUTION THAT the appointment of YCM CPA Inc. to serve as the independent registered accounting firm of Farmmi for the fiscal year ending September 30, 2025 be ratified and approved.

(3) AN ORDINARY RESOLUTION THAT with immediate effect upon passing, every twelve (12) issued and unissued shares of the Company of par or nominal value of US$0.20 each be consolidated into one share of a par or nominal value of US$2.40 each (the “Share Consolidation”) so that following the Share Consolidation the authorised share capital of the Company will be amended from US$100,000,000 divided into 500,000,000 Ordinary Shares of a par or nominal value of US$0.20 each to US$100,000,000  divided into 41,666,667 Ordinary Shares of a nominal or par value of US$2.40 each.

(4) AN ORDINARY RESOLUTION THAT, immediately following the Share Consolidation, the authorised share capital of the Company be increased from (i) US$100,000,000 divided into 41,666,667 ordinary shares of US$2.40 nominal or par value each, to (ii) US$12,000,000,000 divided into 5,000,000,000 ordinary shares of US$2.40 nominal or par value each, by the creation of an additional 4,958,333,333  ordinary shares of US$2.40 nominal or par value each (the “Share Capital Increase”).

(5) Such other business as may properly come before the meeting or any adjournment thereof.

Shareholders are encouraged to vote as soon as possible after carefully reviewing this proxy statement. If Farmmi shareholders fail to approve a resolution, such resolution cannot be passed and approved.

Q:	What happens if I sell my shares after the Record Date, but before the Annual General Meeting?

A:

The Record Date is earlier than the date of the Annual General Meeting. If you transfer your shares of the Company after the Record Date but before the Annual General Meeting, you will retain your right to vote at the Annual General Meeting, but will transfer ownership of the shares and will not hold an interest in the Company with respect to such shares after the transaction is completed.

Q:	How do I vote?

A:	After you have carefully read this proxy statement and have decided how you wish to vote your Farmmi ordinary shares, please vote promptly.

If you are a registered shareholder, meaning that you hold your shares in certificate form, you have four voting options:

(1)	By Internet, which we encourage if you have Internet access, at www.transhare.com, the address shown on your proxy card;

(2)	By fax, by faxing your signed proxy card to 1.727. 269.5616;

(3)	By mail, by completing, signing and returning the enclosed proxy card; or

(4)	By email, by completing, signing and scanning the enclosed proxy card to the Proxy Team at proxy@transhare.com

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If you hold your shares through an account with a bank or broker, your ability to vote by the Internet depends on their voting procedures. Please follow the directions that your bank or broker provides.

For a discussion of the rules regarding the voting of shares held by beneficial owners, please see the question below entitled “If I am a beneficial owner of Farmmi ordinary shares, what happens if I don’t provide voting instructions? What is discretionary voting? What is a broker non-vote?”

Q:	What vote is required to approve each proposal?

A:

Proposal 1.  The nominee receiving the highest number of “For” votes will be elected as a director. This number is called a plurality. Shares not voted will have no impact on the election of the director. The proxy given will be voted “For” the nominee for director unless a properly executed proxy card is marked “Abstain” as to a particular nominee or nominees for director.

Proposal 2.  The ratification of the appointment of YCM CPA Inc. as the Company’s independent registered public accounting firm for the fiscal year ending September 30, 2025 requires that a majority of the votes cast at the meeting be voted “For” the proposal. A properly executed proxy card marked “Abstain” with respect to this proposal will not be voted.

Proposal 3. The approval of the Share Consolidation requires that a majority of the votes cast at the meeting be voted “For” the proposal. A properly executed amended proxy card marked “Abstain” with respect to this proposal will not be voted.

Proposal 4. The approval of the Share Capital Increase requires that a majority of the votes cast at the meeting be voted “For” the proposal. A properly executed amended proxy card marked “Abstain” with respect to this proposal will not be voted.

Proposal 5. The approval of such other business as may properly come before the meeting or any adjournment thereof requires that a majority of the votes cast at the meeting by the shareholders present in person or represented by proxy and entitled to vote on such proposal be voted “For” the proposal. A properly executed proxy card marked “Abstain” with respect to this proposal will not be voted.

Abstentions and broker non-votes will count for purposes of determining quorum but will have no effect on the outcome of the vote because abstentions and broker non-votes do not count as votes cast.

Q:	How many votes do I and others have?

A:

Holders of Farmmi ordinary shares are entitled to one vote for each share of Farmmi ordinary shares held as of the Record Date. As of the close of business on the Record Date, there were 14,526,354 outstanding Farmmi ordinary shares.

Q:	What will happen if I fail to vote or I abstain from voting?

A:

If you fail to vote, your shares will not be counted for purposes of determining quorum or for purposes of the voting results. If you choose to appear for purposes of quorum but to abstain from voting, your shares will counted for purposes of determining whether we have quorum sufficient to hold the meeting but will not be counted for purposes of the voting results. For this reason, if we have quorum, a failure to vote and an abstention would both be disregarded at the meeting, but a failure to vote could result in the Annual General Meeting not reaching quorum, while an abstention would help us achieve quorum.

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Q:	How many shares must be present to hold the Annual General Meeting?

A:

The presence in person or by proxy of shareholders holding not less than an aggregate of one-third in nominal value of the total issued voting shares in the Company is necessary to constitute a quorum at the Annual General Meeting. The inspector of election will determine whether a quorum is present. If you are a beneficial owner (as defined above) of the Company’s ordinary shares and you do not instruct your bank, broker or other nominee how to vote your shares on any of the proposals, your shares will not be counted as present at the Annual General Meeting for purposes of determining whether a quorum exists. Votes of shareholders of record who are present at the Annual General Meeting in person or by proxy will be counted as present at the Annual General Meeting for purposes of determining whether a quorum exists, whether or not such holder abstains from voting on all of the proposals.

Q:	If I am a beneficial owner of Farmmi ordinary shares, what happens if I don’t provide voting instructions? What is discretionary voting? What is a broker non-vote?

A:

If you are a registered shareholder and do not provide a proxy, you must attend the shareholder meeting in order to vote your shares. We encourage all shareholders to appear in person or by proxy to ensure that quorum for the meeting exists so that the proposals can be considered.

Q:	What will happen if I return my proxy card without indicating how to vote?

A:

Proxy cards that are signed and returned but do not contain instructions will be voted in favor of Proposals 1, 2, 3, 4 and 5 in accordance with the best judgment of the named proxies on any other matters properly brought before the meeting.

Q:	Can I change my vote after I have returned a proxy or voting instruction card?

A:

You may change your vote at any time before the polls close at the conclusion of voting at the meeting. You may do this by (1) signing another proxy card with a later date and returning it to us by mail before the meeting, (2) voting again over the Internet prior to the time of the meeting, (3) voting again by email or fax prior to the time of the meeting, or (4) voting at the meeting if you are a registered shareholder or have followed the necessary procedures required by your bank or broker.

Q:	Do I need identification to attend the Annual General Meeting in person?

A:

Yes. Please bring proper identification, together with proof that you are a record owner of Farmmi ordinary shares. If your shares are held in street name, please bring acceptable proof of ownership, such as a letter from your broker or an account statement stating or showing that you beneficially owned Farmmi ordinary shares on the record date. Acceptable proof of ownership is either (a) a letter from your broker stating that you beneficially owned Farmmi stock on the Record Date or (b) an account statement showing that you beneficially owned Farmmi stock on the Record Date.

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FORWARD-LOOKING STATEMENTS

This proxy statement, including information incorporated by reference into this proxy statement, contains forward-looking statements regarding, among other things, Farmmi’s plans, strategies and prospects, both business and financial. Although Farmmi believes that its plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, Farmmi cannot assure you that we will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions including, without limitation, the factors described under “Risk Factors” from time to time in Farmmi’s filings with the SEC. Many of the forward-looking statements contained in this presentation may be identified by the use of forward-looking words such as “believe”, “expect”, “anticipate”, “should”, “planned”, “will”, “may”, “intend”, “estimated”, “aim”, “on track”, “target”, “opportunity”, “tentative”, “positioning”, “designed”, “create”, “predict”, “project”, “seek”, “would”, “could”, “continue”, “ongoing”, “upside”, “increases” and “potential”, among others. Important factors that could cause actual results to differ materially from the forward-looking statements we make in this presentation are set forth in other reports or documents that we file from time to time with the SEC, and include, but are not limited to:

●	the ability to maintain the listing of Farmmi’s ordinary shares on NASDAQ following the shareholder meeting;

●	changes adversely affecting the business in which the Company is engaged;

●	management of growth;

●	general economic conditions;

●	the Company’s business strategy and plans;

●	the result of future financing efforts; and

●	and the other factors summarized under the section entitled “Risk Factors”.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this proxy statement. All forward-looking statements included herein attributable to any of Farmmi or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable laws and regulations, Farmmi has no obligation to update these forward-looking statements to reflect events or circumstances after the date of this proxy statement or to reflect the occurrence of unanticipated events.

Before a shareholder grants its proxy or instructs how its vote should be cast regarding the ratification of the auditor proposal, election of directors proposal and the increase of the authorized shares proposal, they should be aware that the occurrence of the events described under “Risk Factors” from time to time in Farmmi’s filings with the SEC may adversely affect Farmmi.

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THE ANNUAL GENERAL MEETING

Date, Time and Place of the Annual General Meeting

The Annual General Meeting will be held on February 25, 2025 at 10:00 A.M., Beijing Time (9:00 P.M. Eastern Time on February 24, 2025) at Room 320, Building No. 1,888 Tianning Street, Liandu District Lishui City, Zhejiang Province 323000, People’s Republic of China to consider and vote upon the proposals.

Purpose of the Annual General Meeting

At the Annual General Meeting, Farmmi is asking its shareholders as of the record date of February 7, 2025 (the “Record Date”) to consider, vote upon and approve the following resolutions:

(1)

ELECTION OF DIRECTORS: : AN ORDINARY RESOLUTION THAT Yefang Zhang, Chenyang Wang, Hongdao Qian, Hui Ruan and Qinyi Fu be re-elected as directors of the Company, each to serve a term expiring at the next annual general meeting of the Company or until their successors are duly elected and qualified.

(2)

RATIFICATION OF THE AUDITOR: AN ORDINARY RESOLUTION THAT RATIFICATION OF THE AUDITOR: AN ORDINARY RESOLUTION THAT the appointment of YCM CPA Inc. to serve as the independent registered accountant of Farmmi for the fiscal year ending September 30, 2025 be ratified and approved.

(3)

CONSOLIDATION OF THE AUTHORIZED SHARE CAPITAL: AN ORDINARY RESOLUTION THAT with immediate effect upon passing, every twelve (12) issued and unissued shares of the Company of par or nominal value of US$0.20 each be consolidated into one share of a par or nominal value of US$2.40 each (the “Share Consolidation”) so that following the Share Consolidation the authorised share capital of the Company will be amended from US$100,000,000 divided into 500,000,000 Ordinary Shares of a par or nominal value of US$0.20 each to US$100,000,000  divided into 41,666,667 Ordinary Shares of a nominal or par value of US$2.40 each.

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(4)

SHARE CAPITAL INCREASE: AN ORDINARY RESOLUTION THAT, immediately following the Share Consolidation, the authorised share capital of the Company be increased from (i) US$100,000,000 divided into 41,666,667 ordinary shares of US$2.40 nominal or par value each, to (ii) US$12,000,000,000 divided into 5,000,000,000 ordinary shares of US$2.40 nominal or par value each, by the creation of an additional 4,958,333,333  ordinary shares of US$2.40 nominal or par value each (the “Share Capital Increase”).

(5)	Such other business as may properly come before the meeting or any adjournment thereof.

Record Date; Shares Entitled to Vote; Quorum

Shareholders will be entitled to vote or direct votes to be cast at the Annual General Meeting if they owned Farmmi ordinary shares on the Record Date. Shareholders will have one vote for each share of Farmmi ordinary shares owned at the close of business on the Record Date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

As of the close of business on the Record Date, there were 14,526,354 outstanding Farmmi ordinary shares.

A quorum of Farmmi shareholders is necessary to hold a valid meeting. The presence in person or by proxy of shareholders holding not less than an aggregate of one-third in nominal value of the total issued voting shares in the Company is necessary to constitute a quorum at the Annual General Meeting. Abstentions will count as present for the purposes of establishing a quorum but will be disregarded for purposes of determining the results of voting.

Vote Required; Abstentions and Broker Non-Votes

The approval of the first proposal, ratification of the auditor, the second proposal, election of directors, and the third proposal, increase of the authorized share capital requires that a majority of the votes cast at the Annual General Meeting be voted “For” the proposal, provided we have quorum for the meeting.

Abstentions and broker non-votes will count for purposes of determining quorum but will have no effect on the outcome of the vote because abstentions and broker non-votes do not count as votes cast.

Voting of Proxies

If your shares are registered in your name with our transfer agent, TranShare Corporation, you may cause your shares to be voted by returning a signed proxy card, or you may vote in person at the Annual General Meeting. Additionally, you may submit electronically over the Internet a proxy authorizing the voting of your shares by following the instructions on your proxy card. You must have the enclosed proxy card available, and follow the instructions on the proxy card, in order to submit a proxy electronically over the Internet. Based on your proxy cards or Internet proxies, the proxy holders will vote your shares according to your directions.

If you plan to attend the Annual General Meeting and wish to vote in person, you will be given a ballot at the meeting. If your shares are registered in your name, you are encouraged to vote by proxy even if you plan to attend the Annual General Meeting in person. If you attend the Annual General Meeting and vote in person, your vote by ballot will revoke any proxy previously submitted.

Voting instructions are included on your proxy card. All shares represented by properly executed proxies received in time for the Annual General Meeting will be voted at the Annual General Meeting in accordance with the instructions of the shareholder.

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If your shares are held in “street name” through a broker, bank or other nominee, you may vote through your broker, bank or other nominee by completing and returning the voting form provided by your broker, bank or other nominee, or by the Internet or telephone through your broker, bank or other nominee if such a service is provided. To vote via the Internet or telephone through your broker, bank or other nominee, you should follow the instructions on the voting form provided by your broker, bank or other nominee. If you do not return your bank’s, broker’s or other nominee’s voting form, do not vote via the Internet or telephone through your broker, bank or other nominee, if possible, and do not attend the Annual General Meeting and vote in person with a proxy from your broker, bank or other nominee, your shares will not be counted for purposes of determining quorum or for purposes of the voting results.

Revocability of Proxies

If you are a shareholder of record, you may change your vote or revoke your proxy at any time before it is voted at the Annual General Meeting by:

●	Submitting a new proxy electronically over the Internet or by fax after the date of the earlier submitted proxy;
●	Signing another proxy card with a later date and returning it to us prior to the Annual General Meeting; or
●	Attending the Annual General Meeting and voting in person.

Please note that to be effective, your new proxy card, fax or email voting instructions or written notice of revocation must be received by us prior to the Annual General Meeting and, in the case of internet or mail voting instructions, must be received before 6:00 A.M. Beijing time on February 25, 2025 (5:00 P.M. Eastern time on February 24, 2025). If you have submitted a proxy, your appearance at the Annual General Meeting, in the absence of voting in person or submitting an additional proxy or revocation, will not have the effect of revoking your prior proxy.

If you hold your ordinary shares in “street name,” you should contact your bank, broker or other nominee for instructions regarding how to change your vote. You may also vote in person at the Annual General Meeting if you obtain a valid “legal” proxy from your bank, broker or other nominee. Any adjournment, recess or postponement of the Annual General Meeting for the purpose of soliciting additional proxies will allow Farmmi shareholders who have already sent in their proxies to revoke them at any time prior to their use at the Annual General Meeting as adjourned, recessed or postponed.

Board of Directors’ Recommendation

After careful consideration, the Company’s Board has determined that the proposed resolutions are fair to, and in the best interest of, the Company and its shareholders. They unanimously recommend that you vote or give instruction to vote:

“FOR” the nominees;

“FOR” the ratification of the auditor;

“FOR” the Share Consolidation;

“FOR” the Share Capital Increase, and

“FOR” such other business as may properly come before the meeting or any adjournment thereof.

Solicitation of Proxies

The expense of soliciting proxies in the enclosed form will be borne by Farmmi. Proxies may also be solicited by some of our directors, officers and employees, personally or by telephone, facsimile, email or other means of communication. No additional compensation will be paid for such services.

Other Matters

At this time, we know of no other matters to be submitted at the Annual General Meeting.

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Householding of Annual General Meeting Materials

Unless we have received contrary instructions, we may send a single copy of this proxy statement and notice to any household at which two or more shareholders reside if we believe the shareholders are members of the same family. Each shareholder in the household will continue to receive a separate proxy card. This process, known as “house holding”, reduces the volume of duplicate information received at your household and helps to reduce our expenses.

Who Can Answer Your Questions About Voting Your Shares?

If you are a shareholder and have any questions about how to vote or direct a vote in respect of your Farmmi ordinary shares, you may submit questions via email to proxy@transhare.com.

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PROPOSAL 1: ELECTION OF DIRECTORS

What am I voting on?

A proposal to approve an Ordinary Resolution that Yefang Zhang, Chenyang Wang, Hongdao Qian, Hui Ruan and Qinyi Fu be reelected as directors of the Company, each to serve a term expiring at the next annual general meeting or until their successors are duly elected and qualified.

General

Our Board currently consists of five directors, each serving a one-year term. The existing directors are Ms. Yefang Zhang, Mr. Chenyang Wang, Mr. Qinyi Fu, Mr. Hongdao Qian and Dr. Hui Ruan. At the annual meeting of shareholders for the fiscal year ended September 30, 2024, the shareholders will vote on the reelection of the existing directors. All directors will hold office until our next annual meeting of shareholders, at which time shareholders will vote on the election and qualification of their successors, or until their successors are duly elected and qualified.

All shares duly voted will be voted for the election of directors as specified by the shareholders. No proxy may be voted for more people than the number of nominees listed below. Unless otherwise instructed, the proxy holders will vote the proxies received by them FOR the election of each of the nominees named below. If any nominee is unable or declines to serve as a director at the time of the Annual Meeting, although we know of no reason to anticipate that this will occur, the proxies will be voted for any nominee designated by the present Board to fill the vacancy. Shareholders do not have cumulative voting rights in the election of directors.

The following paragraphs set forth information regarding the current ages, positions, and business experience of the nominees.

Nominees for Directors

Ms. Yefang Zhang

Chairwoman and CEO

Age — 58

Director since 2015

Ms. Zhang has been our Chairwoman and CEO since July 2015. Ms. Zhang has been the sole shareholder and the director of FarmNet Limited since its incorporation in July 2015. Ms. Zhang has been the general manager of Farmmi International since August 2015. Ms. Zhang was the executive director of FLS Mushroom from March 2011 to September 2016. Since 2013, Ms. Zhang has been a director of Tantech Holdings Ltd. (“Tantech”), a NASDAQ Capital Market listed company, Tanbsok Group Ltd. and USCNHK Group Limited. Ms. Zhang was also a director of Zhengjiang Tantech Bamboo Technology Co., Ltd. from January 2011 to May 2016. Ms. Zhang has been a director of Daxing’anling Hualin Investment Management Ltd. From 1994 to 1997, she served as Vice General Manager of Lishui Jingning Huali Co., Ltd. which has been dissolved. From 1991 to 1994, she was a teacher at Wenzhou Wencheng Huangtan Middle School. She earned her degree of junior college in Geography from Wenzhou Normal College in July 1991. Ms. Zhang has extensive knowledge and experience in company management and food industry. Ms. Zhang is the wife of our director, Mr. Wang.

Ms. Zhang is nominated to serve another term as a director because of her strong understanding of our industry and business.

Ms. Chenyang Wang

Director

Age — 37

Director since 2025

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Ms. Wang has been our director since January 2025. She has served as the Manager of the Securities Affairs Department of the Company responsible for the Company’s corporate reporting and compliance matters since May 2018. Prior to joining the Company, Ms. Wang was an Investment Manager with Zhejiang Yangzhechen Assets Management Co., Ltd. from October 2016 to April 2018. From October 2010 to April 2012, she was a researcher at Zhejiang Bohan Investment Management Co., Ltd. Ms. Wang earned her Master’s degree in Finance from Nankai University, China, in 2018, a Bachelor of Financial Management from Renmin University of China in 2021 and a Bachelor of Financial Engineering from South–Central Minzu University, China, in 2011.

Ms. Wang is nominated to serve as a director because of her financial reporting and compliance experience with our company.

Mr. Hongdao Qian

Independent Director

Age — 61

Director since 2017

Mr. Qian has been our independent director since July 2017. Mr. Qian has been a Professor on the faculty of the Guanghua Law School at Zhejiang University since September 2005. His research, writing and teaching focuses on corporate governance, economic analysis of law and Western jurisprudence. Prior to joining Guanghua Law School, Mr. Qian was a Professor at the Institute of Law, China Academy of Social Sciences; a Lecturer in Economics at Peking University and a Prosecutor in the People’s Procuratorate of Zhejiang Province. Mr. Qian currently is an independent director of Tantech, a Nasdaq listed company and a related party of us. He is also an independent director of Zhejiang Sunflower Light Energy Science & Technology LLC, a public company listed on Shenzhen Stock Exchange in China, Zhejiang Kema Moca Material Limited Company, a public company listed on National Equities Exchange and Quotations in China and OuBao Security Technology Co., Ltd., a private company. Mr. Qian currently serves as Vice Chairman of the Chinese Society of Comparative Law, Executive Subeditor of the China Academic Yearbook and President of the China Rule of Law Research Institute, where he has organized a team of scholars to create China’s first Rule of Law index using empirical methods. Mr. Qian earned his bachelor of law from Jilin University in 1986, his master of law from North-West University of Politics and Law in 1994 and his doctor of law from Peking University in 1997. Mr. Qian was a visiting scholar at Waseda University in Japan, Stanford University in California and both Oxford and Cambridge Universities in England.

Mr. Qian is nominated to serve another term as a director because of his expertise in economics and law.

Dr. Hui Ruan

Independent Director

Age — 56

Director since June 2020

Dr. Ruan has been our independent director since June 2020. Dr. Hui Ruan has been an associate professor and a supervisor of master’s degree program at the College of Biosystems Engineering and Food Science of Zhejiang University in China from 2003. Dr. Ruan has been a member of the youth committee of the Chinese Institute of Food Science and Technology since 2007. From 2005 to 2006, he cooperated with a number of universities in U.S. to conduct research as a visiting scholar. Dr. Ruan has received a second prize of National science and technology improvement award and a first prize of Zhejiang science and technology improvement award. He is awarded more than 60 patents and published over 100 papers. Dr. Ruan has been a peer review expert at Chinese national natural science fund, three provincial natural science funds, and several international journals including Carbohydrate Polymer, Journal of Food Science and New Biotechnology. Dr. Ruan received his doctoral degree in food science and engineering from Zhejiang University in 2003, his master degree of physiology from Hangzhou University in 1995, and his bachelor degree of biology from Hangzhou University in 1990.

Dr. Ruan is nominated to serve another term as a director because of his rich academic experiences in food science.

Mr. Qinyi Fu

Independent Director

Age — 40

Director since June 2021

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Mr. Fu has been our independent director since June 2020. Mr. Fu is a PRC Certified Public Accountant. He has been a partner at Da Hua Certified Public Accountants since June 2018. Prior to joining Da Hua Certified Public Accountants, he was a partner at Ruihua Certified Public Accountants from December 2015 to May 2018, a manager in Deloitte China Certified Public Accountants from January 2012 to December 2015, and an auditor in Ernst & Young China Certified Public Accountants from September 2010 to January 2012. Since October 2018, Mr. Fu has been an independent director at Blue Hat Interactive Entertainment Technology (NASDAQ: BHAT) and a member of its audit committee. Mr. Fu received his bachelor’s degree in international economics and trade in July 2007 and his master’s degree in international economics in July 2010, both from Xiamen University.

Mr. Fu is nominated to serve as a director because of his rich audit experiences.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past ten years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities or commodities laws, any laws respecting financial institutions or insurance companies, any law or regulation prohibiting mail or wire fraud in connection with any business entity or been subject to any disciplinary sanctions or orders imposed by a stock, commodities or derivatives exchange or other self-regulatory organization, except for matters that were dismissed without sanction or settlement. None of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Board Leadership Structure

Ms. Yefang Zhang serves as the Chairwoman of the Board. In addition, she has served as our Chief Executive Officer since July 2015. As a smaller public company, we believe it is in the company’s best interest to allow the company to benefit from guidance from key members of management in a variety of capacities. We do not have a lead independent director and we do not anticipate having a lead independent director because of the foregoing reasons and also because we believe our independent directors are encouraged to freely voice their opinions on a relatively small company board. We believe this leadership structure is appropriate because we are a relatively small public company.

Risk Oversight

Our Board of Directors plays a significant role in our risk oversight. The Board makes all relevant Company decisions. As a smaller reporting company with a small Board, we believe it is appropriate to have the involvement and input of all of our directors in risk oversight matters.

Required Vote

The approval of the election of director proposal requires that a plurality of the votes cast at the Annual General Meeting be voted “For” the proposal, provided we have quorum for the meeting.

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THE FARMMI BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS

THAT FARMMI SHAREHOLDERS VOTE “FOR”

THE ELECTION OF THE NOMINEES TO THE BOARD OF DIRECTORS.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE INFORMATION

What if a nominee is unwilling or unable to serve?

Each nominee listed in the Proxy Statement has agreed to serve as director, if elected. If for some unforeseen reason a nominee becomes unwilling or unable to serve, proxies will be voted for a substitute nominee selected by the Board of Directors.

How are directors compensated?

All directors hold office until the next annual meeting of shareholders at which the directors are re-elected or until their successors have been duly elected and qualified. Officers are elected by and serve at the discretion of the Board of Directors. Employee directors do not receive any compensation for their services. Non-employee directors are entitled to receive compensation for serving as directors and may receive incentive security grants from our company. In addition, non-employee directors are entitled to receive reimbursement of their actual travel expenses for each Board of Directors meeting attended. As of September 30, 2024, we had three nonemployee directors, Qinyi Fu, Hongdao Qian and Hui Ruan. The following table presents information regarding the compensation of our non-employee directors for fiscal 2024. Compensation for our Chairwoman and CEO, Ms. Yefang Zhang, is reflected in the Summary Compensation Table of our executive officers.

Summary Director Compensation Table

Name	Fiscal Year	Fees earned or paid in cash ($)	All Other Compensation ($)(1)	Total ($)
Hongdao Qian (2)	2024	10,000	-	10,000
Hui Ruan (3)	2024	10,000	-	10,000
Qinyi Fu (4)	2024	10,000	-	10,000

_____________

(1)	No Non-Employee Director received other compensation for the years ended September 30, 2024 and 2023.
(2)	Mr. Hongdao Qian’s term began on July 7, 2017. He is entitled to a board fee of $10,000 per year beginning from July 7, 2017.
(3)	Dr. Hui Ruan’s term began on June 19, 2020. He is entitled to a board fee of $10,000 per year beginning from June 19, 2020.
(4)	Qinyi Fu’s term began on June 3, 2021. He is entitled to a board fee of $10,000 per years beginning from June 3, 2021.

How does the Board determine which directors are independent?

The Board of Directors reviews the independence of each director yearly. During this review, the Board of Directors considers transactions and relationships between each director (and his or her immediate family and affiliates) and the Company and its management to determine whether any such relationships or transactions are inconsistent with a determination that the director is independent in light of applicable law, listing standards and the Company’s director independence standards. The Company believes that it maintains a majority of independent directors who are deemed to be independent under the definition of independence provided by NASDAQ Listing Rule 5605(a)(2).

What role does the Nominating Committee play in selecting nominees to the Board of Directors?

Two of the primary purposes of the Board’s Nominating Committee are (i) to develop and implement policies and procedures that are intended to ensure that the Board of Directors will be appropriately constituted and organized to meet its fiduciary obligations to the Company and its shareholders and (ii) to identify individuals qualified to become members of the Board of Directors and to recommend to the Board of Directors the director nominees for the annual meeting of shareholders. The Nominating Committee is also responsible for considering candidates for membership on the Board of Directors submitted by eligible shareholders. The Nominating Committee’s charter is available on the Company’s website at http://ir.farmmi.com.cn/ and in print upon request. The Nominating Committee of the Company’s Board of Directors was the only entity or person to nominate and/or recommend any of the director nominees.

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Are the members of the Nominating Committee independent?

Yes. All members of the Nominating Committee have been determined to be independent by the Board of Directors.

How does the Nominating Committee identify and evaluate nominees for director?

The Nominating Committee considers candidates for nomination to the Board of Directors from a number of sources. Current members of the Board of Directors are considered for re-election unless they have notified the Company that they do not wish to stand for re-election. The Nominating Committee also considers candidates recommended by current members of the Board of Directors, members of management or eligible shareholders. From time to time the Board may engage a firm to assist in identifying potential candidates, although the Company did not engage such a firm to identify any of the nominees for director proposed for election at the meeting. The Nominating Committee evaluates all candidates for director, regardless of the person or firm recommending such candidate, on the basis of the length and quality of their business experience, the applicability of such candidate’s experience to the Company and its business, the skills and perspectives such candidate would bring to the Board of Directors and the personality or “fit” of such candidate with existing members of the Board of Directors and management. The nominating committee does not have a specific policy in place with regard to the consideration of diversity when identifying director nominees; however, the nominating committee does consider diversity of opinion and experience when nominating directors.

What are the minimum qualifications required to serve on the Company’s Board of Directors?

All members of the Board of Directors must possess the following minimum qualifications as determined by the Nominating Committee:

•	A director must demonstrate integrity, accountability, informed judgment, financial literacy, creativity and vision;
•	A director must be prepared to represent the best interests of all Company shareholders, and not just one particular constituency;
•	A director must have a record of professional accomplishment in his or her chosen field; and
•	A director must be prepared and able to participate fully in Board activities, including membership on committees.

What other considerations does the Nominating Committee consider?

The Nominating Committee believes it is important to have directors from various backgrounds and professions in order to ensure that the Board of Directors has a wealth of experiences to inform its decisions. Consistent with this philosophy, in addition to the minimum standards set forth above, business and managerial experience and an understanding of financial statements and financial matters are very important.

How may shareholders communicate with the members of the Board of Directors?

Shareholders and others who are interested in communicating directly with members of the Board of Directors, including communication of concerns relating to accounting, internal accounting controls or audit matters, or fraud or unethical conduct, may do so by writing to the directors at the following address:

Name of Director or Directors

c/o Secretary

Farmmi, Inc.

Fl 1, Building No. 1, 888 Tianning Street, Liandu District

Lishui, Zhejiang Province

People’s Republic of China 323000

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Does the Company have a Code of Business Ethics and Conduct?

The Company has adopted a Code of Business Ethics and Conduct, which is applicable to all directors, officers and associates of the Company, including the principal executive officer and the principal financial and accounting officer. The complete text of the Code of Business Ethics and Conduct is available on the Company’s web site at http://ir.farmmi.com.cn/ and is also available in print upon request. The Company intends to post any amendments to or waivers from its Code of Business Ethics and Conduct (to the extent applicable to the Company’s principal executive officer and principal financial and accounting officer) at this location on its web site.

How often did the Board meet in fiscal 2024?

The Board of Directors  acted by unanimous written consent 9 times during the fiscal year ended September 30, 2024. Our Board has an Audit Committee, a Compensation Committee and a Nominating Committee. The Audit Committee did not hold meetings and did not act by unanimous written consent during the fiscal year ended September 30, 2024. The Compensation Committee did not hold meetings and did not act by unanimous written consent during the fiscal year ended September 30, 2024. The Nominating Committee did not hold meetings and did not act by unanimous written consent  during the fiscal year ended September 30, 2024. Each incumbent director attended all of the meetings of the Board of Directors during fiscal 2024. The Board invites, but does not require, directors to attend the annual meeting of shareholders.

What are the committees of the Board?

During fiscal 2024, the Board of Directors had standing Audit, Nominating, and Compensation Committees. The members of each of the Committees as of September 30, 2024 and their principal functions are shown below.

Compensation Committee

The members of the Compensation Committee as of September 30, 2024 were:

Hui Ruan, Chairman

Qinyi Fu

Hongdao Qian

The Compensation Committee’s charter is available on the Company’s investor relations website at http://ir.farmmi.com.cn/ and in print upon request. The Compensation Committee’s principal responsibilities include:

●	Making recommendations to the Board of Directors concerning executive management organization matters generally;

●

In the area of compensation and benefits, making recommendations to the Board of Directors concerning employees who are also directors of the Company, consult with the CEO on matters relating to other executive officers, and make recommendations to the Board of Directors concerning policies and procedures relating to executive officers; provided, however, that the Committee shall have full decision-making powers with respect to compensation for executive officers to the extent such compensation is intended to be performance-based compensation within the meaning of Section 162(m) of the Internal Revenue Code;

●	Making recommendations to the Board of Directors regarding all contracts of the Company with any officer for remuneration and benefits after termination of regular employment of such officer;

●	Making recommendations to the Board of Directors concerning policy matters relating to employee benefits and employee benefit plans, including incentive compensation plans and equity based plans; and

●	Administering the Company’s formal incentive compensation programs, including equity based plans.

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The Compensation Committee may not delegate its authority to other persons. Similarly, the Compensation Committee has not engaged a compensation consultant to assist in the determination of executive compensation issues. While the Company’s executives will communicate with the Compensation Committee regarding executive compensation issues, the Company’s executive officers do not participate in any executive compensation decisions.

Audit Committee

The members of the Audit Committee as of September 30, 2024 were:

Qinyi Fu, Chairman

Hongdao Qian

Hui Ruan

The primary responsibility of the Audit Committee is to assist the Board of Directors in monitoring the integrity of the Company’s financial statements and the independence of its external auditors. The Company believes that each of the members of the Audit Committee is “independent” and that Qinyi Fu qualified as “audit committee financial expert” in accordance with applicable NASDAQ Capital Market listing standards. In carrying out its responsibility, the Audit Committee undertakes to:

●	Review and recommend to the directors the independent auditors to be selected to audit the financial statement of the Company;

●

Meet with the independent auditors and management of the Company to review the scope of the proposed audit for the current year and the audit procedures to be utilized, and at the conclusion thereof review such audit, including any comments or recommendations of the independent auditors;

●

Review with the independent auditors and financial and accounting personnel the adequacy and effectiveness of the accounting and financial controls of the Company. The Committee elicits recommendations for the improvement of such internal control procedures or particular areas where new or more detailed controls or procedures are desirable. The Committee emphasizes the adequacy of such internal controls to expose any payments, transactions, or procedures that might be deemed illegal or otherwise improper;

●	Review the internal accounting function of the Company, the proposed audit plans for the coming year and the coordination of such plans with the Company’s independent auditors;

●

Review the financial statements contained in the annual report to shareholders with management and the independent auditors to determine that the independent auditors are satisfied with the disclosure and contents of the financial statements to be presented to the shareholders;

●

Provide sufficient opportunity for the independent auditors to meet with the members of the Committee without members of management present. Among the items discussed in these meetings are the independent auditors’ evaluation of the Company’s financial, accounting, and auditing personnel, and the cooperation that the independent auditors received during the course of the audit;

●	Review accounting and financial human resources and succession planning within the Company;

●	Submit the minutes of all meetings of the Audit Committee to, or discuss the matters discussed at each committee meeting with, the Board of Directors; and

●	Investigate any matter brought to its attention within the scope of its duties, with the power to retain outside counsel for this purpose, if, in its judgment, that is appropriate.

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The Audit Committee has established procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls and auditing matters, including procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters. The Audit Committee charter is available at http://ir.farmmi.com.cn/.

Nominating Committee

The members of the Nominating Committee as of September 30, 2024 were:

Hongdao Qian, Chairman

Ningfang Liang

Hui Ruan

All members of the Nominating Committee are independent, as such term is defined by the NASDAQ Capital Market listing standards. The Nominating/Corporate Governance Committee undertakes to:

●

Identify individuals qualified to become members of the Board of Directors and to make recommendations to the Board of Directors with respect to candidates for nomination for election at the next annual meeting of shareholders or at such other times when candidates surface and, in connection therewith, consider suggestions submitted by shareholders of the Company;

●	Determine and make recommendations to the Board of Directors with respect to the criteria to be used for selecting new members of the Board of Directors;

●	Oversee the process of evaluation of the performance of the Company’s Board of Directors and committees;

●	Make recommendations to the Board of Directors concerning the membership of committees of the Board and the chairpersons of the respective committees;

●

Make recommendations to the Board of Directors with respect to the remuneration paid and benefits provided to members of the Board in connection with their service on the Board or on its committees; and

●	Evaluate Board and committee tenure policies as well as policies covering the retirement or resignation of incumbent directors.

The Board of Directors has determined to provide a process by which shareholders may communicate with the Board as a whole, a Board committee or individual director. Shareholders wishing to communicate with the Board as a whole, a Board committee or an individual member may do so by sending a written communication addressed to the Board of Directors of the Company or to the committee or to an individual director, c/o Secretary, Farmmi, Inc., Fl 1, Building No. 1, 888 Tianning Street, Liandu District, Lishui, Zhejiang Province, People’s Republic of China 323000. All communications will be compiled by the Secretary of the Company and submitted to the Board of Directors or the addressee not later than the next regular Board meeting.

MANAGEMENT — BUSINESS HISTORY OF EXECUTIVE OFFICERS

For information as to the business history of Yefang Zhang, our Chief Executive Officer and Chairwoman of the Board, see the section “Proposal One: Election of Directors” in this Proxy Statement.

Mr. Zhimin Lu

Age — 50

Chief Financial Officer since 2024

20

Mr. Lu has been our Chief Financial Officer since February 2024. Prior to being appointed as the our CFO, Mr. Zhimin Lu served as the chief financial officer of Zhongjian Heneng (Shanghai) Trading Co., Ltd, Shanghai Yunmihui Supply Chain Group Co., Ltd and Jiangsu Paidile Packaging Technology Co., Ltd, three affiliated companies, from August 2021 to August 2023. Mr. Lu had served as the assistant chief financial officer and a finance manager with Shanghai Only Vision Enterprise Group Co., Ltd from February 2018 to December 2020. He was a finance manager with Shanghai Sunsystem Electric Co., Ltd from August 2005 to April 2016. From April 2002 to December 2003, Mr. Lu was an accounting supervisor at Shanghai Aurora Office Automation Sales Co., Ltd. Mr. Lu holds an intermediate level accountant qualification certificate. He received his Bachelor’s degree in Accounting from the Shanghai Lixin University of Accounting and Finance in 2014 and an Associate degree in Accounting from Chongqing Technology and Business University in 1996.

EMPLOYMENT AGREEMENTS WITH THE COMPANY’S NAMED EXECUTIVE OFFICERS

Each employee is required to enter into an employment agreement. Accordingly, all of our employees, including management, have executed their employment agreements. Our employment agreements with our executives provide the amount of each executive officer’s salary and establish their eligibility to receive a bonus.

Our employment agreements with our executive officers generally provide for a salary to be paid monthly. The agreements also provide that executive officers are to work full time for our company and are entitled to all legal holidays as well as other paid leave in accordance with PRC laws and regulations and our internal work policies. The employment agreements also provide that we will pay for all mandatory social security programs for our executive officers in accordance with PRC regulations. Our executive officers are subject to keep trade secrets confidential. In addition, our employment agreements with our executive officers prevent them from rendering services for our competitors for so long as they are employed.

Other than the salary, bonuses, equity grants and necessary social benefits required by the government, which are defined in the employment agreements, we currently do not provide other benefits to the officers. Our executive officers are not entitled to severance payments upon the termination of their employment agreement or following a change in control.

We have not provided retirement benefits (other than a state pension scheme in which all of our employees in China participate) or severance or change of control benefits to our named executive officers.

Under Chinese law, we may terminate an employment agreement without penalty by providing the employee thirty days’ prior written notice or one month’s wages in lieu of notice if the employee is incompetent or remains incompetent after training or adjustment of the employee’s position in other limited cases. If we wish to terminate an employment agreement in the absence of cause, then we are obligated to pay the employee one month’s salary for each year we have employed the employee. We are, however, permitted to terminate an employee for cause without penalty to our company, where the employee has committed a crime or the employee’s actions or inactions have resulted in a material adverse effect to us.

Yefang Zhang

We entered into an employment agreement with our Chief Executive Officer, Ms. Yefang Zhang, effective August 6, 2020. Under the terms of Ms. Zhang’s employment, Ms. Zhang is entitled to the following:

•	Base compensation of RMB 87,300 per month;

•	Reimbursement of reasonable expenses incurred by Ms. Zhang.

Ms. Zhang’s employment may be terminated at any time by either party upon presentation of 30 days’ prior notice or immediately for cause.

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Zhimin Lu

We entered into an employment agreement with our chief financial officer, Mr. Zhimin Lu, effective February 4, 2024. Under the terms of Mr. Lu’s employment, Mr. Lu is entitled to the following:

•	Base compensation of RMB 204,000 per year; and

•	Reimbursement of reasonable expenses incurred by Mr. Lu.

Mr. Lu’s employment may be terminated at any time by either party upon presentation of 30 days’ prior notice or immediately for cause.

SUMMARY COMPENSATION TABLE – For the Fiscal Year 2024

The following table shows the annual compensation paid by us for the year ended September 30, 2024 to each of the named executive officers.

				All Other
	Fiscal	Salary	Bonus	Compensation	Total
Name and Principal Position	Year	($)	($)(1)	($)(2)	($)
Yefang Zhang
Chief Executive Officer	2024	162,857	-	-	162,857
Dehong Zhang(3)
Former Chief Operating Officer	2024	46,772	-	-	46,772
Lingge Wu(4)
Former Chief Financial Officer	2024	11,085	-	-	11,085
Zhimin Lu(5)
Chief Financial Officer	2024	19,428.57		-	19,428.57

______________

(1)	No officer received a bonus in the year ended September 30, 2024.
(2)

Consists of social security payments required under Chinese law. Although we also reimburse the referenced individuals for reasonable expenses, such reimbursements do not, in the aggregate, exceed $10,000 for any individual in any year presented and are not considered perquisites because they are integrally and directly related to the performance of such recipients’ jobs.

(3)	Dehong Zhang, former Chief Operating Officer of the Company, resigned on December 18, 2024.
(4)	Lingge Wu resigned as our Chief Financial Officer on February 4, 2024.
(5)	Zhimin Lu was appointed as our Chief Financial Officer on February 4, 2024.

BENEFICIAL OWNERSHIP OF COMMON SHARES

The following table sets forth information with respect to beneficial ownership of our Ordinary Shares as of February 11, 2025 by:

•	Each person who is known by us to beneficially own 5% or more of our outstanding Ordinary Shares;

•	Each of our directors and named executive officers; and

•	All directors and named executive officers as a group.

The number and percentage of Ordinary Shares beneficially owned are based on 14,526,354 Ordinary Shares issued and outstanding. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of 5% or more of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants or convertible securities held by each such person that are exercisable, convertible or repayable within 60 days of February 11, 2025 are deemed outstanding and are deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Ordinary Shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company at Farmmi, Inc., Fl 1, Building No. 1, 888 Tianning Street, Liandu District, Lishui City, Zhejiang Province, People’s Republic of China 323000. The shareholders of record listed in the table are not located in the United States.

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	Ordinary Shares beneficially owned(1)(2)
	Number	Percent
Directors and Named Executive Officers:
Yefang Zhang(3)(4)	47,500	0.33%
Zhimin Lu	-	-
Chenyang Wang	-	-
Hongdao Qian	-	-
Hui Ruan	-	-
Qinyi Fu	-	-
All directors and executive officers as a group (seven (7) persons)	47,500	0.33%
Principal Shareholders:
FarmNet Limited(3)	46,500	0.32%

______________

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the Ordinary Shares.

(2)	Assuming the exercise of all the Warrants, no change to the initial conversion rate or the initial exercise price.

(3)

The sole shareholder of FarmNet Limited is Ms. Yefang Zhang, who is the Chief Executive Officer and Chairwoman of our company. Ms. Zhang’s spouse is Mr. Zhengyu Wang, a director of our company until January 19, 2025. By virtue of this relationship, Mr. Wang may be deemed to share beneficial ownership of the shares of, and voting and investment power over, our company held by FarmNet Limited with Ms. Zhang.

(4)	Consists of 46,500 ordinary shares held directly by FarmNet Limited and 1,000 ordinary shares held directly by children individually who are members of the household of Yefang Zhang and Zhengyu Wang.

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PROPOSAL 2:   RATIFICATION OF THE APPOINTMENT OF YCM CPA INC.

What am I voting on?

A proposal to approve an Ordinary Resolution that the appointment of YCM CPA Inc. to serve as the independent registered public accounting firm of Farmmi for the fiscal year ending September 30, 2025 be ratified and approved. The Audit Committee of the Board has appointed YCM CPA Inc. to serve as the Company’s fiscal 2025 independent registered public accounting firm, effective upon the same time.

Has the Company changed its independent registered public accounting firm during its two most recent fiscal years?

No. YCM CPA Inc. served as the Company’s independent registered public accounting firm for the fiscal years ended September 30, 2024 and 2023.

What services does YCM CPA Inc. provide?

Audit services provided by YCM CPA Inc. for the fiscal year 2025 will include the examination of the consolidated financial statements of the Company and services related to periodic filings with the SEC.

Will a representative of YCM CPA Inc. be present at the meeting?

We do not expect that any representative of YCM CPA Inc. will be present at the meeting. If the representatives are present, they will have an opportunity to make a statement if they desire and will be available to respond to questions from shareholders.

What if this proposal is not approved?

If the appointment of YCM CPA Inc. is not ratified, the Audit Committee of the Board will reconsider the appointment.

Required Vote

The ratification of the appointment of YCM CPA Inc. requires that a majority of the votes cast at the Annual General Meeting be voted “For” the proposal, provided we have quorum for the meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS

THAT SHAREHOLDERS VOTE “FOR” THE RATIFICATION OF

THE APPOINTMENT OF YCM CPA INC. AS THE COMPANY’S

FISCAL 2025 INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

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AUDIT COMMITTEE REPORT AND FEES PAID TO

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Who served on the Audit Committee of the Board of Directors during fiscal year 2020?

The members of the Audit Committee as of September 30, 2024 were Qinyi Fu, Hongdao Qian and Hui Ruan. Each member of the Audit Committee is independent under the rules of the SEC and the NASDAQ Capital Market. The Board of Directors determined that Qinyi Fu, who was an independent director, was an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K promulgated under the Exchange Act.

What document governs the activities of the Audit Committee?

The Audit Committee acts under a written charter, which sets forth its responsibilities and duties, as well as requirements for the Audit Committee’s composition and meetings. The Audit Committee Charter is available on the Company’s website at http://ir.farmmi.com.cn/.

How does the Audit Committee conduct its meetings?

During fiscal 2024, the Audit Committee discussed with the senior members of the Company’s financial management team and the Company’s independent registered public accounting firm. The Audit Committee’s agenda was established by the Chair of the Committee. At each meeting, the Audit Committee reviewed and discussed various financial and regulatory issues. The Audit Committee also had private, separate sessions from time to time with representatives of the Company’s independent registered public accounting firm, at which meetings candid discussions of financial management, accounting and internal control issues took place.

Does the Audit Committee review the periodic reports and other public financial disclosures of the Company?

The Audit Committee reviews each of the Company’s periodic and annual reports, including Operating and Financial Review and Prospects. As part of this review, the Audit Committee discusses the reports with the Company’s management and considers the audit and review reports prepared by the independent registered public accounting firm about the Company’s periodic and annual reports, as well as related matters such as the quality (and not just the acceptability) of the Company’s accounting principles, alternative methods of accounting under generally accepted accounting principles and the preferences of the independent registered public accounting firm in this regard, the Company’s critical accounting policies and the clarity and completeness of the Company’s financial and other disclosures.

What is the role of the Audit Committee in connection with the financial statements and controls of the Company?

Management of the Company has primary responsibility for the financial statements and internal control over financial reporting. The independent registered public accounting firm has responsibility for the audit of the Company’s financial statements and internal control over financial reporting. The responsibility of the Audit Committee is to oversee financial and control matters, among other responsibilities fulfilled by the Committee under its charter. The Committee meets regularly with the independent registered public accounting firm, without the presence of management, to ensure candid and constructive discussions about the Company’s compliance with accounting standards and best practices among public companies comparable in size and scope to the Company. The Audit Committee also regularly reviews with its outside advisors material developments in the law and accounting literature that may be pertinent to the Company’s financial reporting practices.

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What has the Audit Committee done with regard to the Company’s audited financial statements for fiscal 2024?

The Audit Committee has:

●	reviewed and discussed the audited financial statements with the Company’s management; and

●

discussed with YCM CPA Inc., the Company’s independent registered public accounting firm for the fiscal 2024, the matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees, as amended.

Has the Audit Committee considered the independence of the Company’s auditors?

The Audit Committee has received from YCM CPA Inc. the written disclosures and the letter required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, and the Audit Committee has discussed with YCM CPA Inc. about their independence. The Audit Committee has concluded that YCM CPA Inc. is independent from the Company and its management.

Has the Audit Committee made a recommendation regarding the audited financial statements for fiscal 2024?

Based upon its review and the discussions with management and the Company’s independent registered public accounting firm, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements for the Company be included in the Company’s Annual Report on Form 20-F for fiscal 2024.

Has the Audit Committee reviewed the fees paid to the independent registered public accounting firm during fiscal 2024?

The Audit Committee has reviewed and discussed the fees paid to YCM CPA Inc. during fiscal 2024 for audit, audit-related, tax and other services, which are set forth below under “Fees Paid to Independent Registered Public Accounting Firm.” The Audit Committee has determined that the provision of non-audit services is compatible with the independence of YCM CPA Inc.

What is the Company’s policy regarding the retention of the Company’s auditors?

The Audit Committee has adopted a policy regarding the retention of the independent registered public accounting firm that requires pre-approval of all services by the Audit Committee.

Who prepared this report?

This report has been furnished by the members of the Audit Committee:

Qinyi Fu, Chairman

Hongdao Qian

Hui Ruan

FEES PAID TO INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Fees

During fiscal years 2024 and 2023, YCM CPA Inc.’s audit fees were $235,000 and $235,000, respectively.

Audit-Related Fees

During fiscal years 2024 and 2023, YCM CPA Inc.’s audit-related fees were $0.

Tax Fees

During fiscal years 2024 and 2023, YCM CPA Inc.’s tax fees were $0.

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All Other Fees

During fiscal years 2024 and 2023, YCM CPA Inc.’s other fees were $0.

Audit Committee Pre-Approval Policies

Before YCM CPA Inc. was engaged by the Company to render audit or non-audit services, the engagement was pre-approved by the Company’s audit committee. All services rendered by YCM CPA Inc. have been so pre-approved.

Percentage of Hours

The percentage of hours expended on the principal accountants’ engagement to audit our consolidated financial statements for fiscal year 2024 that were attributed to work performed by persons other than YCM CPA Inc.’s full-time permanent employees was less than 50%.

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PROPOSAL 3:   SHARE CONSOLIDATION

Proposed Ordinary Share Consolidation

On February 11, 2025, the Board of the Company approved, and directed that there be submitted to the shareholders of the Company for approval, the following resolution (the “Share Consolidation Proposal”):

IT IS RESOLVED AS AN ORDINARY RESOLUTION THAT with immediate effect upon passing, every twelve (12) issued and unissued shares of the Company of par or nominal value of US$0.20 each be consolidated into one share of a par or nominal value of US$2.40 each (the “Share Consolidation”) so that following the Share Consolidation the authorised share capital of the Company will be amended from US$100,000,000 divided into 500,000,000 Ordinary Shares of a par or nominal value of US$0.20 each to US$100,000,000 divided into 41,666,667 Ordinary Shares of a nominal or par value of US$2.40 each.

Purpose and Background of the Reverse Share Split

Our Board of Directors is submitting the Reverse Split Proposal to our shareholders for approval with the intent of increasing the market price of our ordinary shares to enhance our ability to meet the continued listing requirements of the Nasdaq Capital Market. Immediately upon completion of the Reverse Split, our ordinary shares are expected to have a bid price of at least $1.00 per share. The Board has approved and declared advisable an amendment to the Memorandum and Articles giving effect to the Reverse Split and recommends that our shareholders approve such amendment. Even if shareholders approve the Reverse Split Proposal, the Board of Directors acting in its discretion could elect not to complete a Reverse Split if it determines such action to be in the best interests of the Company and its shareholders.

On April 22, 2024, the Company received a letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that the minimum closing bid price per share for the Company’s ordinary shares was below $1.00 for a period of 30 consecutive business days and that the Company did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”). The Company was provided 180 calendar days, or until October 21, 2024, to regain compliance with the Minimum Bid Price Requirement. The Company’s ordinary shares had not regained compliance within the initial compliance period. On October 22, 2024, Nasdaq granted the Company an additional 180 calendar day period, or until April 21, 2025, to regain compliance with the requirement. To regain compliance, the bid price of the Company’s ordinary shares must close at or above $1.00 per share for a minimum of ten consecutive business days at any time during the second 180-day compliance period.

On February 10, 2025, the closing price of our ordinary shares on the Nasdaq was $0.2572 per share. A decrease in the number of issued ordinary shares resulting from the Reverse Share Split should, absent other factors, cause the per share market price of our ordinary shares to trade above the required price. However, we cannot provide any assurance that we will regain compliance with the Minimum Bid Price Requirement, or other listing requirements of Nasdaq.

If shareholders do not approve the Reverse Share Split Proposal and the Company’s share price does not otherwise increase to greater than $1.00 per share for at least 10 consecutive trading days, we expect the ordinary shares to be subject to a delisting action by Nasdaq. We believe that the Reverse Share Split is the most likely way to assist the share price in reaching the level under the Minimum Bid Price Requirement, although effecting the Reverse Split cannot guarantee that the ordinary shares would be in compliance with the Minimum Bid Price Requirement for even the minimum 10-day trading period, or that our minimum bid price would remain over the Minimum Bid Price Requirement following the Reverse Share Split.

Required Vote

The approval of the authorized share increase requires that a majority of the votes cast at the Annual General Meeting be voted “For” the proposal, provided we have quorum for the meeting.

THE FARMMI BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS

THAT FARMMI SHAREHOLDERS VOTE “FOR”

THE APPROVAL OF THE CONSOLIDATION OF AUTHORIZED SHARE CAPITAL.

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PROPOSAL 4:   SHARE CAPITAL INCREASE

On February 11, 2025, the Board of the Company approved, and directed that there be submitted to the shareholders of the Company for approval, the following resolution (the “Share Capital Increase Proposal”):

IT IS RESOLVED AS AN ORDINARY RESOLUTION THAT, immediately following the Share Consolidation, the authorised share capital of the Company be increased from (i) US$100,000,000 divided into 41,666,667 ordinary shares of US$2.40 nominal or par value each, to (ii) US$12,000,000,000 divided into 5,000,000,000 ordinary shares of US$2.40 nominal or par value each, by the creation of an additional 4,958,333,333  ordinary shares of US$2.40 nominal or par value each (the “Share Capital Increase”).

Potential Adverse Effects of Share Capital Increase

The availability of additional Ordinary Shares for issuance could, under certain circumstances, discourage or make more difficult any efforts to obtain control of the Company. The Board is not aware of any attempt, or contemplated attempt, to acquire control of the Company, nor is this proposal being presented with the intent that it be used to prevent or discourage any acquisition attempt. However, nothing would prevent the Board from taking any such actions that it deems to be consistent with its fiduciary duties.

Required Vote

The affirmative vote of the holders of a majority of votes cast by our ordinary shares that are present in person or by proxy at our Annual General Meeting is required to approve the Share Capital Increase Proposal, provided we have quorum for the meeting.

THE FARMMI BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS

THAT FARMMI SHAREHOLDERS VOTE “FOR”

THE APPROVAL OF SHARE CAPITAL INCREASE PROPOSAL.

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GENERAL

Compensation Committee Interlocks and Insider Participation

None of the members of the Board of Directors who served on the Compensation Committee during the fiscal year ended September 30, 2024 were officers or employees of the Company or any of its subsidiaries or had any relationship with the Company requiring disclosure under SEC regulations.

Availability of Form 20-F to Shareholders

Rules promulgated by the SEC require us to provide an Annual Report to Shareholders who receive this Proxy Statement. We will also provide copies of the Annual Report to brokers, dealers, banks, voting trustees and their nominees for the benefit of their beneficial owners of record. Additional copies of the Annual Report on Form 20-F for the fiscal year ended September 30, 2024 (without exhibits or documents incorporated by reference), are available without charge to shareholders upon written request to Secretary, Farmmi, Inc., Fl 1, Building No. 1, 888 Tianning Street, Liandu District, Lishui, Zhejiang Province, People’s Republic of China 323000, by calling +86-571-875555801 or via the Internet at http://ir.farmmi.com.cn/.

Other Proposed Actions

If any other items or matters properly come before the meeting, the proxies received will be voted on those items or matters in accordance with the discretion of the proxy holders.

Solicitation by Board; Expenses of Solicitation

Our Board of Directors has sent you this Proxy Statement. Our directors, officers and associates may solicit proxies by telephone or in person. We will also reimburse the expenses of brokers, nominees and fiduciaries that send proxies and proxy materials to our shareholders.

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